PPLUS Trust Series GSC-2 10-K

EXHIBIT 97

Incentive Compensation Recoupment Policy

This Incentive Compensation Recoupment Policy (“Policy”) shall be administered by the Board of Directors (the “Board”) of Bank of America Corporation (the “Company”) or an appropriate Board committee. Any determinations made by the Board or committee shall be final and binding on all affected individuals. Additionally, this Policy incorporates by reference the requirements of Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (regarding recovery of erroneously awarded compensation) and its implementing rules and regulations thereunder and the New York Stock Exchange listing standards. This Policy operates in addition to any (a) recoupment provisions contained in the terms of other compensation awards or programs, and (b) recoupment requirements imposed under applicable laws.

Covered Officers

This Policy applies to all of the Company’s current and former “executive officers,” as determined by the Board pursuant to Rule 16a-1(f) promulgated under the Exchange Act (“Covered Officers”) and in accordance with Section 10D of the Exchange Act and the New York Stock Exchange listing standards. This Policy shall be binding and enforceable against all such Covered Officers and their beneficiaries, heirs, executors, administrators or other legal representatives.

Compensation Subject to Recoupment

For purposes of this Policy, covered compensation subject to recoupment includes any non-equity incentive plan awards, bonuses paid to a Covered Officer from a bonus pool, cash awards, equity or equity-based awards, or proceeds received upon sale of shares acquired through an incentive plan; provided that, such compensation is granted, earned, and/or vested based wholly or in part on the attainment of a financial reporting measure (“Incentive-based Compensation”). For purposes of this Policy, Incentive-based Compensation will also include any amounts which were determined based on (or were otherwise calculated by reference to) Incentive-based Compensation. A financial reporting measure includes those found in financial statements prepared under U.S. Generally Accepted Accounting Principles or derived in whole or in part from such measure (e.g., total shareholder return, stock price, revenue, net income, return on assets, tangible book value).

Incentive-based Compensation shall not include any salaries, discretionary cash bonuses, non-equity incentive plan awards earned by a Covered Officer upon satisfying a strategic measure or operational measure (e.g., completion of a project), or equity-based awards that are not contingent on achieving any financial reporting measure.

Required Recoupment; Accounting Restatement

In the event the Company is required to prepare an accounting restatement of its financial statements due to the Company’s material noncompliance with any financial reporting requirement under U.S. securities laws or regulations issued by the Securities and Exchange Commission, the Board or applicable committee shall require reimbursement, forfeiture, or other recovery of any excess Incentive-based Compensation (described below) received by any Covered Officer during the applicable look-back period (described below). Covered accounting restatements include those that either (a) correct an error in a previously issued financial statement that is material to such previously issued financial statement or (b) correct an error that is not material to a previously issued financial statement, but would result in a material misstatement if left uncorrected in a current report or the error correction was not recognized in the current period.

The amount of excess Incentive-based Compensation to be recouped due to a covered accounting restatement will be the amount the Covered Officer received in excess of the amount that would have otherwise been received by the Covered Officer had the Incentive-based Compensation been determined based on the restated amounts, calculated on a pre-tax basis. If the Board or committee cannot determine the amount of excess compensation received by the Covered Officer directly from the information in the accounting restatement, then it shall make its determination based on a reasonable estimate of the effect of the covered accounting restatement.

The look-back period will be the three completed fiscal years immediately preceding the earlier of the date on which (a) the Board or committee concludes or reasonably should have concluded that an accounting restatement is required or (b) a court, regulator, or other legally authorized body directs a restatement.

Additional Recoupment; Fraud or Intentional Misconduct

If the Board or an appropriate committee has determined that any fraud or intentional misconduct by one or more Covered Officers caused, directly or indirectly, the Company to restate its financial statements, the Board or committee shall take, in its sole discretion, such additional action, if any, as it deems necessary to remedy the misconduct and prevent its recurrence. Notwithstanding the “Compensation Subject to Recoupment” and “Required Recoupment; Accounting Restatement” sections above, this may include requiring reimbursement of any bonus or incentive compensation awarded to such officers and/or the cancellation of unvested equity-based awards previously granted to such Covered Officers in the amount by which compensation exceeded any lower payment that would have been made based on the restated financial results.

Recoupment Method

The Board or committee may determine, in its sole discretion, the method for recouping compensation from a Covered Officer reasonably promptly under this Policy including, without limitation: (a) requiring reimbursement of cash previously paid; (b) seeking recoupment of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity or equity-based awards; (c) offsetting the recouped amount from any compensation otherwise owed to the Covered Officer; (d) cancelling outstanding vested or unvested equity or equity-based awards; (e) forfeiting any vested non-qualified deferred compensation account balances; and/or (f) taking any other remedial and recoupment action permitted by law, as determined by the Board or committee. The Board or committee shall not be required to seek to recoup compensation under this Policy if such recoupment would (i) be impracticable, (ii) violate home country laws, or (iii) likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the U.S. Internal Revenue Code of 1986, as amended; each as determined by the Board or committee in accordance with the New York Stock Exchange listing standards. Any such determination that recoupment is not required shall be evidenced by the Board or committee.

The Company shall not indemnify any Covered Officers against the loss of any compensation resulting from the application of this Policy.